Special General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: February 13, 2020

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

Special General Meeting of Shareholders:

	For	Against	Abstain
1. To approve a renewed version of the Company's Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999, a copy of which is attached as Annex A in the accompanying proxy statement.	☐	☐	☐

	Yes	No
1a. Are you a controlling shareholder in the Company, or have a personal interest in the said Proposal, as such terms are defined in the Proxy Statement of the Company? *Please note: If you do not mark either Yes or No, your shares will not be voted for this Proposal.*	☐	☐

	For	Against	Abstain
2. To approve amendments to our articles of association, as described in the accompanying proxy statement.	☐	☐	☐
3. Subject to the approval of Proposal No. 2, to re-elect Pnina Fishman to the Company's Board of Directors until her term expires in accordance with her class.	☐	☐	☐
4. Subject to the approval of Proposal No. 2, to re-elect Ilan Cohn to the Company's Board of Directors until his term expires in accordance with his class.	☐	☐	☐
5. Subject to the approval of Proposal No. 2, to re-elect Avraham Sartani to the Company's Board of Directors until his term expires in accordance with his class.	☐	☐	☐
6. Subject to the approval of Proposal No. 2, to re-elect Guy Regev to the Company's Board of Directors until his term expires in accordance with his class.	☐	☐	☐
7. Subject to the approval of Proposal No. 2, to re-elect Golan Bitton to our Board of Directors until his term expires in accordance with his class.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be Held on February 13, 2020 for Holders as of January 13, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on February 6, 2020

PROXY TABULATOR FOR

CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on February 6, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Can-Fite BioPharma Ltd.** (the "Company"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **January 13, 2020** at the **Special General Meeting of Shareholders** of the Company to be held on **February 13, 2020** at **3:00 p.m. (Israel time)**, at the offices of the Company, located at 10 Bareket Street, Petach Tikva, Israel, and at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE "FOR" ON EACH OF THE PROPOSALS AT THE MEETING

NOTE:

1. **Please direct the Depositary how to vote by placing an X in the box opposite each agenda item.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903